Mainstream Entertainment

11637 Orpington St.

Orlando, FL 32817

Tel. (407) 353-0569

September 23, 2011

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549

Re: Mainstream Entertainment, Inc.

Amendment No. 2 to the Registration Statement on Form S-1

Filed August 9, 2011

File No. 333-172924

Dear Mr. Webb:

We have reviewed your response to our letter dated July 25, 2011 and have the following additional comments.

Prospectus Summary, page 5

The Company, page 5

1. We note your response to prior comment three and reissue in part. Please disclose in the opening paragraphs your net losses for the last fiscal year and most recent interim period. Also disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Response:  We have revised the disclosure adding the following paragraph:

“We require at least $90,000 of additional funding to execute our current business strategy.  For the year ending, September 30, 2010, we had a net loss of $78,122 and for the year-to-date quarter ending June 30, 2011, we had a net loss of $52,749.  Our independent certifying accountant has expressed doubt about our ability to continue as a "going concern".”

2. Additionally, we note your revised disclosure that your cash on hand was only sufficient to cover expenses for two and a half months from March 31, 2011. In light of your liquidity situation, please disclose the cash available to you as of the most recent practicable date and disclose whether Jeffrey Martin has advanced funds to you after March 31, 2011.

Response:  We have revised the disclosure adding the following paragraph:

“The cash available to the Company at June 30, 2011 is not sufficient to cover any of the average monthly expenditures before requiring additional capital.   As of August 29, 2011, we have $45 of cash available for operations.  Since June 30, 2011, Mr. Martin has advanced $4,100 to the Company for operations.”

3. We note your response to prior comment six. Please disclose in the summary that you require at least $90,000 of additional funding to execute your current business strategy.

Response:  We have revised the disclosure.  See comment response number 1.

Competition, page 17

4. We note your response to prior comment 9. Please remove references to Sony, RCA, and Universal as you are unlikely to compete with these companies given your current stage of development. To the extent appropriate, consider discussing smaller independent

Charles Camorata music producers as you are more likely to compete with these companies at this point in your history.

Response:    The disclosure has been revised.

Financial Statements for Fiscal Year Ended September 30, 2010

5. We note that you have revised your financial statements in response to prior comment 16. However, we also note that the date of the independent registered accountant’s audit opinion was not updated in connection with the revisions to your financial statements. Please include an appropriately dated audit opinion from the independent registered accountant in the next amendment to your registration statement.

Response:  The audit opinion is updated for this amendment.

Item 17. Undertakings, page 62

6. We note your response to prior comment 17 and reissue. It appears you have included the undertakings required by Regulation SB, which is no longer operative. Please revise to include the precise language of each applicable undertaking. Refer to Item 512 of Regulation S-K.

Response:  The Undertakings has been revised.

Signatures, page 63

7. We note your response to prior comment 18 and reissue. Please include the signatures of your principal executive officer, principal financial officer, and principal accounting officer or controller in their individual capacities in the second signature block.

Response:   The signature lines have been revised.

Other

8. Please revise the next amendment to your registration statement to include updated financial statements that comply with the requirements of Rule 8-08 of Regulation S-X.

Response:   We have included the required financial statements and made additional changes throughout the registration statement to reflect the updated financial statements.

Sincerely,

/s/ Charles Camorata

Charles Camorata